Exhibit 99.1

St. John's, NL – May 7, 2020

FORTIS INC. HOLDS ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND CONFIRMS DONATION OF $500,000 FOR COVID-19 COMMUNITY SUPPORT IN NEWFOUNDLAND AND LABRADOR

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today held a virtual Annual and Special Meeting of shareholders. At the meeting, Fortis President and CEO Barry Perry discussed the financial results for 2019 and the first quarter of 2020, and also discussed the impact of COVID-19 on the business.

In 2019 Fortis delivered strong annual net earnings of approximately $1.7 billion, deployed $3.8 billion in capital expenditures and marked 46 years of consecutive annual common share dividend payment increases. During its annual meeting, Fortis affirmed its long-term strategy, its $18.8 billion, 5-year capital program and its 6% average annual dividend growth guidance to 2024.

"Our focus on energy delivery, local leadership, and geographic and regulatory diversity captures the core of Fortis," said Barry Perry, President and CEO, Fortis. "These characteristics create a company that delivers financial scale and strategic direction while empowering utilities to innovate and grow. These characteristics also minimize overall business risk and create a durable competitive advantage that supports the growth of long-term shareholder value."

Mr. Perry also provided an update on the Corporation's response to the COVID-19 pandemic. The Corporation and its utilities carefully adhere to guidance from local health authorities with approximately half of our 9,000 employees remaining in the field to deliver energy and half working from home. To ensure Fortis utilities continue to deliver reliable energy to customers, additional safety measures have been put in place for employees working in field operations.

At the annual meeting, Mr. Perry announced the Fortis "Community Matters" Project. This initiative will see Fortis donate $500,000 to 20 non-profit organizations to provide immediate financial support to frontline COVID-19 community response efforts in Newfoundland and Labrador.

Collectively, Fortis and its group of companies throughout North America have pledged $4.5 million to date to COVID-19 community support.

"By giving back to frontline response organizations at such a critical time, we are supporting families in our communities facing hardships due to COVID-19," said Mr. Perry. "It's heartwarming to see our family of companies being leaders in our communities."

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $57 billion as at March 31, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for the period from 2020 through 2024; and targeted average annual dividend growth through 2024.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such factors or assumptions include, but are not limited to: no material impact from the COVID-19 pandemic, reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. for additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For more information, please contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572
samaimo@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications and Corporate Affairs
Fortis Inc.
709.737.5323
media@fortisinc.com

Backgrounder follows on next page

BACKGROUNDER

FORTIS INC. DONATES $500,000 TO COVID-19 COMMUNITY SUPPORT

IN NEWFOUNDLAND AND LABRADOR

On May 7, 2020 Fortis announced its "Community Matters" Project. This initiative will see Fortis donate $500,000 to 20 non-profit organizations to provide immediate financial support to frontline COVID-19 community response efforts in Newfoundland and Labrador.

The following is a list of frontline COVID-19 community organizations that will receive funding as part of the Fortis Community Matters Project.

A Dollar A Day's guiding principles inspire the organization to identify the need and provide support to credible and innovative organizations nationwide that have proven experience delivering frontline mental health services. The organization stands at the ready to help these everyday heroes where and when they need it most. The Fortis gift to A Dollar A Day's COVID-19 Relief Fund will ensure that the people who are giving everything of themselves for you, your family, and your community today will have the support they need to get back to their own lives and help you get back to yours tomorrow.

The Association for New Canadians is a non-profit organization delivering settlement, language, and employment services to over 1500 newcomers living throughout Newfoundland and Labrador. The Fortis gift will help ensure that refugee families have access vital digital resources, are able to continue their language learning virtually and stay connected in their communities.

Big Brothers Big Sisters enables life-changing mentoring relationships to ignite the power and potential of young people. The Fortis gift will allow the organization to continue to serve and identify the most vulnerable youth and provide a much-needed response to the issue of social isolation through our vital mentoring relationships.

For 30 years, Choices for Youth has been supporting youth aged 16-29 in our community. There is a huge need right now to ensure youth are able to maintain their housing, access basic necessities like food and medical care, and connect with mental health supports to stay well. The Fortis gift will help provide a consistent level of support for young people as the organization navigates the public health emergency, and finds a new normal in operations, programs and services.

The Community Food Sharing Association offers support for the provision of food to 54 food banks throughout Newfoundland and Labrador. The Fortis gift will significantly aid the Association as the food banks face increased demand on their services from those struggling to put food on the table for their families during the COVID-19 pandemic.

With the onset of the COVID-19 pandemic in Newfoundland and Labrador, First Light is facing unique challenges which not only impact how the organization functions, but their community's food security, housing, crisis support, and programming. First Light has responded to the needs of its members by remaining open for essential services, providing virtual programming and cultural support, and launching a food and personal care delivery program. The Fortis gift will assist with these programs as well as help with delivery of traditional supplies to community members. These supplies, like traditional drum making supplies, sacred medicines for smudging and traditional craft materials, allow for cultural and spiritual connection which is crucial in these unprecedented times.

Iris Kirby House is a charity located in St. John's, Carbonear and surrounding areas.  The organization provides, a 24/7 crisis line, programming, emergency and second stage shelter to women and children experiencing domestic violence. The Fortis gift will aid the organization's delivery of service to this vulnerable group.

The Jimmy Pratt Memorial Outreach Centre Inc. opened in January 2002 and is managed solely by volunteers with one part-time staff person. Services are dedicated to the residents of the St. John's, NL downtown core to help promote physical, mental, and emotional well-being to those that find themselves in various elements of crisis and unable to cope with the hurdles they face in everyday life. The Fortis gift will help to serve over 240 meals every week and offer a friendly social environment to all those that present themselves.

Every school day Kids Eat Smart Foundation NL serves over 31,000 meals to children at no cost to families around the Province. When schools closed due to COVID-19, the organization understood the need was great. Many children had breakfast at school, some had lunch and some children had an after-school snack at the Homework Haven programs in the Province.  The organization knew the most vulnerable children and families did not have food at home.  Thanks to the Fortis gift the organization will put food in homes and most importantly, it will put food in the bellies of children who live in food insecure homes during this uncertain time.

Kids Help Phone specializes in providing virtual mental health care, accessible in all of our communities. The Fortis gift ensures the availability of the organization's Phone Counselling and Crisis Text Line powered by Kids Help Phone services across the province. To access support confidentially, free of charge, 24 hours a day during the pandemic young people can call 1-800-668-6868 or text TALK to 686868, adults can text WELLNESS to 741741.

Mallard Cottage a restaurant based in the quaint village of Quidi Vidi in St. John's, NL. The restaurant is honoured to join forces with Community Food Centers Canada (CFCC) in their 'Made with Love' initiative. The Fortis gift will allow Mallard Cottage to work with The Gathering Place and CFCC to provide 2500 meals to the most vulnerable members of our community during the COVID-19 pandemic. The team at Mallard Cottage will work directly with the The Gathering Place using their restaurant infrastructure to assist the increasing demand facing our community for honest, healthy and well-prepared meals.

As Newfoundland and Labrador's only university, Memorial has a special obligation to the people of this province and is privileged to bring together students, faculty, and staff from Canada and other countries, building mutual respect, cultural understanding and meaningful relationships. Many Memorial students are currently experiencing major difficulties as a result of the COVID-19 global pandemic. The Fortis gift will provide financial relief for students who face exceptional challenges and personal crises with priority given to: student parents who are now unable to support their families due to job loss; those with mental or physical challenges; and students who face housing and/or food insecurity due to this crisis.

The Murphy Centre has served the metropolitan St. John's, NL region for the past 33 years as a provider of alternate schooling opportunities and career counseling services. One of the challenges posed by COVID-19 to the organization's approximately 800 participants is the many facets of mental health. The Fortis gift will be used to provide enhanced technological capacity which will assist our participants in completing course requirements and career related tasks which, in turn, will help to reduce the anxiety caused by lack of equipment and remote connectivity.

The COVID-19 pandemic underscores the need of the Red Cross to innovate, to adjust training, and make greater use of technology to ensure volunteers can continue to provide emergency assistance anywhere in the Province, even if direct, face-to-face contact with those needing help must be avoided. The Fortis gift will help us adapt to this changing reality and its impact on our disaster response and preparedness work across Newfoundland and Labrador.

SeniorsNL supports, promotes and enhances the well-being and independence of all older adults throughout Newfoundland and Labrador. As an information and referral organization, the organization connects seniors and those that support them to programs and services to make an informed decision. During COVID-19, SeniorsNL has seen an increase in inquiries about food, food delivery, increased isolation and loneliness as many seniors have family with whom they can no longer physically connect. Seniors living below and just above the poverty line are hardest hit as every extra dollar that they have to spend to access the basic needs takes away from what they need. The Fortis gift will support all these needs, and more.

Stella's Circle will use the Fortis gift to support the COVID-19 efforts of the organization which includes technology requirements to stay connected to participants and to offer virtual counselling services. Technology will allow participants to stay connected, access online services such as Bridge the gApp, and stay updated on the COVID-19 pandemic. In addition, funding will be used to help with the significant increase in cost of daily deep cleaning services for Emmanuel House, Naomi Centre and the Hungry Heart Café.  Funding will also allow for Stella's Circle to ensure that food security continues for participants throughout the pandemic.

The Gathering Place is an inner-city Community Health Centre that offers Primary Health Care to the most marginalized in society. With the help of 1800 volunteers, staff, and collaborative partners, the organization offers comprehensive health and social support to 2600 guests seven days a week. The Fortis gift will assist with this support. Guests are struggling with chronic mental and physical health challenges, homelessness or precarious housing, addictions and social isolation.

The Salvation Army continues to mobilize and respond to the need as a result of COVID-19. The Fortis gift will assist in the purchase of a new Emergency Disaster Services (EDS) vehicle to enable rapid respond to the Western Region of Newfoundland. The organization's mission is to support the people of communities impacted by an emergency, and first responders as they serve Newfoundland and Labrador. Among other supports, the organization serves essential workers such as truckers, as they deliver necessary items to the Province. The new EDS vehicle will increase the organization's capacity to serve in many ways.

Thrive assists vulnerable individuals in achieving their full potential and enhancing the capacity of social serving agencies. The Fortis gift will allow Thrive to meet the growing demands from participants to access necessary supplies such as food, hygiene items, and access to technology, as well the increasing transportation costs associated with delivering these items on a daily basis throughout St. John's, NL metro region. Thrive will also dedicate a portion of the funds to provide additional mental health & addictions supports, as staff are deeply concerned about the impacts of this pandemic on both mental health and substance use patterns.

Waypoints has been providing support and services to the families, children and youth of our community for more than 40 years. The Waypoints Family Support Program engages and collaborates with families from a strengths-based, family-centered perspective to support families in overcoming the challenges they face. The Fortis gift will increase the ability to access practical and necessary resources during this most difficult time and will go a long way to help those who need it the most--families.